CONFIDENTIAL TREATMENT REQUESTED

[HSBC LETTERHEAD]

27 February 2007

Mr Donald Walker

Sr. Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Dear Mr Walker

HSBC Holdings plc

Form 20-F for the fiscal year ended December 31, 2005

Filed March 20, 2006

File No. 001-14930

We refer to your letter of December 8, 2006 which set out your comments on the above-referenced filing. Our responses are as set out below.

Form 20-F for the fiscal year ended December 31, 2005

General

1.

Public media reports indicate that you have an office in Iran and that you have provided financing facilities and other banking services in and to Iran, including to entities owned by or affiliated with the Iranian government. Public media reports also indicate that you have had, and may currently have business ties with Sudan and Syria. Iran, Sudan and Syria are identified as state sponsors of terrorism by the U.S. State Department, and are subject to U.S. economic sanctions and export controls. Your Form 20-F contains no information regarding your activities related to, or contacts with, Iran, Sudan and Syria. Please describe for us in reasonable detail the nature and extent of your past, current and anticipated activities related to, or contacts with, each of those countries, whether through subsidiaries, or other direct or indirect arrangements. Your response with respect to each country should include, but not be limited to, a description of the entities and projects to which you have provided financing. Describe direct and indirect contacts with the governments of the named countries and with individuals or entities affiliated with or controlled by those governments, and the uses made by those parties of funds received in the related transactions.

Response:

HSBC Holdings’ plc together with its subsidiaries and associates (herein “HSBC” or the “Group”) past, current and future activities related to Iran, Sudan and Syria (herein referred to as the “Named Countries”) largely comprise of trade finance and personal banking activities conducted through Group subsidiaries.

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It is important to note that the context against which the above activities should be considered is that HSBC conducts banking and other activities in financial services through a significant number of operating subsidiaries and associate companies incorporated in a variety of different legal jurisdictions.

In considering the above it is also relevant to note that HSBC has a longstanding Group Compliance policy that establishes minimum standards for compliance which is mandatory for all HSBC subsidiaries.

These minimum standards include a requirement that all HSBC subsidiaries comply with the spirit and letter of all applicable laws and regulations which would include economic or other sanctions carrying the force of law. In addition to any sanctions imposed and binding in local jurisdictions in which HSBC subsidiaries operate are incorporated, HSBC subsidiaries are required to observe sanctions imposed by United Nations resolutions and to screen for, identify report and reject transactions in any currency involving certain high-risk categories of customers, including those alleged to have involvement in terrorist activity or financing and the promulgation or trading in weapons of mass destruction.

Consistent with the above Group policy HSBC companies comply to the extent applicable with US law and regulation, including country and individual sanctions promulgated by the US Office of Foreign Assets Control (OFAC).

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Notwithstanding the immaterial nature of the activities described above, HSBC proposes to include language in its next 20-F which will provide a brief description of activities with the Named Countries along with management’s assertion that the activities are not material to HSBC as a whole.

CONFIDENTIAL TREATMENT REQUESTED

2.

Please discuss the materiality of the activities or other contacts described in response to the foregoing comment, and whether, individually or in the aggregate, they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities for the last three complete fiscal years and any fractional period thereafter. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. States including Illinois, Oregon, Maine, and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having business activities in, or other business contacts with, Iran, Sudan, and Syria.

Please also address in your materiality analysis the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Iran, Sudan and Syria, and any internal risk assessment undertaken in connection with business in those countries.

CONFIDENTIAL TREATMENT REQUESTED

Response:

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In the addition, HSBC’s policies described above should be viewed as providing effective means to mitigating the risk of involvement in terrorist financing.

Given the immaterial extent of Group activity linked to the Named Countries, HSBC Holdings plc would not expect its ordinary shares to be captured by prohibitions of the type raised by the Staff.

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Confirmations

We confirm that:

-	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
-	HSBC Holdings plc may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

/S/ DOUGLAS J FLINT

Douglas J Flint

Group Finance Director